UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2020
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Appointment of Director to Board of Directors of Origin Agritech Limited

Dr, Min Lin will join the Board of Directors of Origin Agritech Limited (“Company”) as an independent board members commencing May 1, 2020. Dr. Min Lin currently is a professor at the Biotechnology Research Institute of Chinese Academy of Agricultural Sciences (CAAS) located in Beijing, China. From 2005 to 2019, Dr. Lin served as the director of the Biotechnology Research Institute of CAAS. Dr. Lin also served as Executive Vice President for the Chinese Society of Agri-Biotechnology and Vice President for the Chinese Society of Biotechnology. Dr. Lin has been a visiting scientist at the Institute Pasteur in France and at the Research Institute for Plant Protection (IPO-DLO) in the Netherlands. Dr. Lin received his Ph.D. and Master’s Degree from CAAS and his Bachelor’s degree in Biology from University of Sichuan.

Dr Min is being brought onto the Board of Directors because of his extensive scientific background in biology, particularly in the field of agricultural biology, which is a principal focus of the Company and his knowledge of the Company from his long collaboration with the Company.

Dr. Min Lin will replace Dr. James Chen as a board member. Dr. James Chen resigns from his position as board member and chief financial officer.

Resignation of Mr. James Chen

Effective April 30, 2020, Mr. James Chen has resigned as the Chief Financial Officer and as a director of the Company. Mr. Chen is pursuing other business and personal endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: April 30, 2020